UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CV THERAPEUTICS, INC.

(Name of Subject Company)

CV THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Tricia Borga Suvari

Senior Vice President and General Counsel

3172 Porter Drive, Palo Alto, CA 94304

(650) 348-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan C. Mendelson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025-3656 (650) 328-4600	Barry A. Bryer Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 18, 2009 (as amended from time to time, the “Schedule 14D-9”) by CV Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Apex Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gilead, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (collectively, the “Shares”) at a price of $20.00 per Share, net to the holder thereof in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2009 and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 6. Interest in Securities of the Subject Company.

Item 6 (“Interest in Securities of the Subject Company”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following bullet on page 33 of the Schedule 14D-9 after the last bullet under Item 6 (“Interest in Securities of the Subject Company”):

“•	On April 6, 2009, Mr. Costa exercised stock options having a weighted average exercise price of approximately $13.57 per Share (with exercise prices ranging from $8.74 to $19.91 per Share) with respect to 50,000 Shares, of which 40,854 Shares were concurrently sold in the open market at a price of $19.93 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 9,146 Shares by Mr. Costa.

•

On April 7, 2009, Dr. Shenk exercised stock options having a weighted average exercise price of approximately $12.97 per Share (with exercise prices ranging from $8.74 to $19.91 per Share) with respect to 35,000 Shares, of which 27,927 Shares were concurrently sold in the open market at a price of $19.94 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 7,073 Shares by Dr. Shenk.

•

On April 7, 2009, Mr. Gutshall exercised stock options having a weighted average exercise price of approximately $13.57 per Share (with exercise prices ranging from $8.74 to $19.91 per Share) with respect to 50,000 Shares, of which 40,848 Shares were concurrently sold in the open market at an approximate price of $19.94 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 9,152 Shares by Mr. Gutshall.

•

On April 8, 2009, Mr. Stuart exercised stock options having a weighted average exercise price of approximately $10.90 per Share (with exercise prices ranging from $10.45 to $13.38 per Share) with respect to 117,058 Shares, of which 84,014 Shares were concurrently sold in the open market at a price of $19.94 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 33,044 Shares by Mr. Stuart.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CV THERAPEUTICS, INC.

By:	/s/ TRICIA BORGA SUVARI
Name:	Tricia Borga Suvari
Title:	Senior Vice President and General Counsel

Dated: April 8, 2009